Filed by Apollo Strategic Growth Capital
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended.
Subject Company: Apollo Strategic Growth Capital
File No.: 001-39576
Date: March 7, 2022

On March 7, 2022, GBT JerseyCo Limited (“GBT”) issued the following earnings press release regarding its preliminary and unaudited financial results for the fourth quarter and the year ended December 31, 2021.

American Express Global Business Travel Reports 2021 Financial Results Well Above Forecast

Business Travel Recovery Well Underway and Gaining Momentum

2021 Highlights

Financial Results Well Above Forecast

•	Full year 2021 revenue, net loss and Adjusted EBITDA, which include 2 months of Egencia ownership, totaled $763 million, ($474) million and ($340) million, respectively.[1]
•	Full year 2021 revenue, net loss and Adjusted EBITDA, pro forma for 12 months of Egencia ownership, totaled $889 million, ($700) million and ($520) million, respectively. Pro forma revenue and Adjusted EBITDA exceeded the forecast provided in Apollo Strategic Growth Capital’s Registration Statement[2] by $61 million and $37 million, respectively.

Corporate Travel Recovery Accelerating

•	Transaction recovery in the last week of February 2022 reached 51% of 2019 levels, a 23 percentage point improvement versus mid-January, due to strong recovery from Omicron.
•	Total Transaction Value (TTV)[3] in the last week of February 2022 reached 45% of 2019 levels, which compares to a projected 49% for the full year 2022 previously disclosed in the Registration Statement[2].

Egencia Synergies & Accelerated Small and Medium Enterprise (“SME”)4 Growth

•	Completed the acquisition of Egencia, the leading B2B5 travel software platform, from Expedia. On track to achieve $109 million in total synergies, including $25 million in synergies in 2022, in line with expectations.
•	Accelerated SME growth with recovery trends that have been 5-10 percentage points[6] higher than Global Multinational Enterprises and 2021 SME new wins value[7] representing 14% of 2019 pro forma SME TTV[8].

Strengthened Customer Value

•	In 2021, delivered $3.7 billion in total new wins value[7], which represents 10% of 2019 pro forma TTV[8], 95% customer retention[9], 92% customer satisfaction[9], and major wins including Hewlett Packard Enterprise, Standard Chartered and Palo Alto Networks. New wins year-to-date in 2022 include Raytheon Technologies and Ferrero Group.
•	Accelerated technology investments in leading travel and expense software, Neo, including 500 new features and the introduction of our Neo1 proprietary expense management platform in the US.

1 2021 financial results are preliminary and unaudited.

2 Apollo Strategic Growth Capital filed the registration statement on Form S-4 (file no. 333-261820) with the SEC on December 21, 2021 as amended on February 4, 2022 (as amended from time to time, the “Registration Statement”).

3 Total Transaction Value (“TTV”) refers to the sum of the total price paid by travelers for air, hotel, rail, car rental and cruise bookings, including taxes and other charges applied by suppliers at point of sale, less cancellations and refunds.

4 SME refers to clients Amex GBT considers small-to-medium-sized enterprises, which Amex GBT generally defines as having an expected annual spend on air travel of less than $20 million. This criterion can vary by country and client needs. GMN refers to Global Multinational Enterprises.

5 Business-to-business (“B2B”).

6 Per Company gross transactions data.

7 Expected annual average value over the contract term from new client wins based on 2019 spend; includes Egencia for the full year 2021.

8 Pro forma including Egencia for the full year.

9 Excludes Egencia and Ovation.

1

NEW YORK – March 7, 2022 – GBT JerseyCo Limited (“American Express Global Business Travel”, “Amex GBT” or the “Company”), the world’s leading B2B travel platform, today announced preliminary and unaudited financial results for the fourth quarter and full year ended December 31, 2021.

“2021 was a transformational year for Amex GBT with the acquisitions of Ovation Travel Group and Egencia and the launch of new, innovative travel and expense software solutions. We welcomed Expedia as a new investor and secured investment commitments from Sabre, Zoom and Apollo as part of our pending business combination with Apollo Strategic Growth Capital and upsized, oversubscribed PIPE10. We enter 2022 with the leading value proposition in each of the customer segments we serve, strengthened relationships with our customers and new sales momentum,” said Paul Abbott, Amex GBT’s Chief Executive Officer.

“We ended 2021 on a high note despite the Omicron impact in December, with financial results for the full year well ahead of our Adjusted EBITDA forecast driven by a 119% increase in fourth quarter revenue and efficiencies from continued cost discipline. We believe the business travel recovery is well underway and is gaining momentum with transactions reaching 51% of 2019 levels in the last week of February 2022. We doubled our SME footprint, making nearly half our revenues attributable to the industry’s largest, fastest growing and most profitable customer segment, and are well on track to deliver Egencia synergies that further strengthen our future earnings power. Our investments in unrivaled value, choice and experiences for customers resulted in strong sales momentum that will sustain strong growth.

“Looking ahead, Amex GBT is uniquely positioned to lead and benefit from the industry’s continued recovery and long-term growth. We expect our pending business combination with Apollo Strategic Growth Capital to provide access to the capital required to continue to innovate and grow.”

Fourth Quarter and Full Year 2021 Financial Summary1

(in millions, except percentages; 2021	Three Months Ended December 31,			Year Ended December 31,
amounts are preliminary and unaudited)	2021	2020	% Change	2021	2020	% Change
Total Transaction Value (TTV)	$2,763	$470	488%	$6,799	$5,941	14%
Transaction Growth (Decline)[11]	348%	(87)%		6%	(71)%
Revenue	$287	$131	119%	$763	$793	(4)%
Travel Revenue	$186	$54	244%	$446	$468	(5)%
Product & Professional Services Revenue	$101	$77	31%	$317	$325	(2)%
Net loss	$(199)	$(261)	NM	$(474)	$(619)	NM
Adjusted EBITDA[12]	$(101)	$(138)	NM	$(340)	$(363)	NM

Fourth Quarter 2021 Financial Highlights1

•	TTV increased $2,293 million, or 488%, and total revenue increased $156 million, or 119%, versus the same period in 2020. Within this, Travel Revenue increased $132 million, or 244%, due to Transactions Growth driven by the recovery in travel from the COVID-19 pandemic, partially offset by lower yield. Product and Professional Services Revenue increased $24 million, or 31%, primarily due to increased management fees, product revenue and meetings and events revenue as COVID-19 restrictions were relaxed.

10 Private Investment in Public Equity (“PIPE”).

11 Transaction Growth (Decline) represents year-over-year growth or decline as a percentage of the total number of transactions, including air, hotel, car rental, rail or other travel-related transactions, recorded at the time of booking and is calculated on a gross basis to include cancellations, refunds and exchanges. To calculate year-over-year growth or decline, Amex GBT compares the total number of transactions in the comparative previous period/year to the total number of transactions in the current period/year in percentage terms.

12 Indicates non-GAAP financial measure; see descriptions and reconciliation below.

2

•	Net loss improved $62 million, primarily due to increased revenue and a decline in restructuring charges related to cost savings initiatives implemented in 2020, partially offset by increased operating expenses and loss on early extinguishment of debt related to the Company’s December 2021 refinancing.

•	Adjusted EBITDA improved $37 million, primarily due to revenue growth partially offset by increased cost of revenue to support the rise in the volume of transactions, higher general and administrative costs, increased technology and content investments and higher sales and marketing investments.

•	All financial metrics presented were also impacted by the acquisition of Egencia on November 1, 2021 and therefore include approximately two months of revenue and earnings (losses) associated with Egencia.

Full Year 2021 Financial Highlights1

•	TTV increased $858 million, or 14%, and total revenue decreased $30 million, or 4%, versus 2020. Within this, Travel Revenue decreased $22 million, or 5%, due to lower yield. This was partially offset by Transaction Growth driven by stronger travel volumes as the travel industry strengthened in the second half of 2021. Product & Professional Services Revenue decreased $8 million, or 2%, versus 2020 due to a decline in management fees and meetings & events revenues in the first half of the year due to the onset of travel restrictions in March 2020, offset by an increase in the revenues in the second half of the year driven by the recovery in travel.

•	Net loss improved $145 million, primarily due to decreased operating costs including a decline in restructuring charges related to cost savings initiatives implemented in 2020, partially offset by lower revenue, loss on early extinguishment of debt related to the Company’s December 2021 refinancing and increased interest expense.

•	Adjusted EBITDA increased by $23 million, primarily due to lower cost of revenues and lower technology and content expenses resulting from cost savings initiatives implemented in 2020, partially offset by the decline in revenue and higher general and administrative costs.

•	All financial metrics presented were also impacted by the acquisition of Egencia on November 1, 2021 and therefore include two months of revenue and earnings (losses) associated with Egencia.

Pro Forma Full Year 2021 Financial Summary

Full year 2021 financial results above include two months of revenue and earnings (losses) from Egencia, which was acquired on November 1, 2021. The following table presents full year 2021 financial results pro forma for ownership of Egencia for the full year. These pro forma results are directly comparable to the forecast provided in the Registration Statement.

	Year Ended Dec. 31, 2021
(in millions, except percentages; 2021	Pro Forma (incl. full	Registration
amounts are preliminary and unaudited)	year of Egencia)	Statement	Variance
Total Transactions Value (TTV)	$7,969	$7,600	$369
Revenue	$889	$828	$61
Net loss	$(700)	n/a	n/a
Adjusted EBITDA	$(520)	$(557)	$37

3

2021 Technology Highlights

•	Accelerated technology investments in leading digital and e-commerce solutions, including expanded mobile and chat capabilities with the integration of WhatsApp and Google Chat.

•	Expanded sustainability features and comprehensive content for customers, including new NDC[13] content.

•	Introduced over 500 new Travel and Expense features to Neo, Amex GBT’s proprietary Travel & Expense software platform, resulting in new enterprise customer wins and over 20% year-over-year growth in Amex GBT’s Neo transactions in 2021. Launched Neo1 in the US, a software solution for SME customers to manage all indirect spend, including travel.

2021 Transactions Highlights

•	On December 2, 2021, Amex GBT entered into a business combination agreement with Apollo Strategic Growth Capital (NYSE: APSG) (“APSG”) providing for a transaction that is expected to provide up to approximately $1.2 billion of gross proceeds, comprised of APSG’s approximately $818 million of cash held in trust (subject to redemptions) and the upsized $335 million fully committed common stock Private Investment in Public Equity (“PIPE”) that includes key investors Apollo, Ares, HG Vora, Sabre and Zoom. New shareholders would join existing investors American Express Company, Certares and Expedia Group, Inc. The combination is expected to create the world’s largest publicly traded B2B travel platform, which upon closing is expected to be listed on the New York Stock Exchange under the new ticker symbol “GBTG”. The transaction is expected to close in the first half of 2022 subject to the satisfaction of customary closing conditions, including approval of the business combination by APSG’s shareholders.

•	In December 2021, the Company bolstered its liquidity by establishing a $1 billion term loan facility under its amended credit agreement. Use of proceeds include the repayment of approximately $600 million of previously issued term loans, including pre-payment obligations and interest, and providing an incremental $400 million of financing for general corporate purposes, including to backstop potential redemptions of common stock requested by APSG’s shareholders.

Webcast Information

American Express Global Business Travel has posted a pre-recorded fourth quarter and full year 2021 investor conference call and related presentation materials on the Amex GBT Investor Relations website at investors.amexglobalbusinesstravel.com.

Investor Day

American Express Global Business Travel plans to host an investor day in New York City on Tuesday, April 12, 2022. A live webcast and replay of the event will be available on the Amex GBT Investor Relations website at investors.amexglobalbusinesstravel.com.

About American Express Global Business Travel

American Express Global Business Travel is the world’s leading B2B travel platform, providing software and services to manage travel, expenses, and meetings & events for companies of all sizes. We have built the most valuable marketplace in B2B travel to deliver unrivalled choice, value and experiences. With travel professionals in more than 140 countries, our customers and travelers enjoy the powerful backing of American Express Global Business Travel.

13 New Distribution Capability (“NDC”).

4

Visit amexglobalbusinesstravel.com for more information about Amex GBT. Follow @amexgbt on Twitter, LinkedIn and Instagram.

Contacts

Media:

Martin Ferguson

Vice President Global Communications and Public Affairs, American Express Global Business Travel

martin.ferguson@amexgbt.com

Investors:

Barry Sievert

Vice President Investor Relations, American Express Global Business Travel

investor@amexgbt.com

5

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(in millions; 2021 amounts are preliminary and unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Revenue	$287	$131	$763	$793
Total operating expenses	480	433	1,323	1,540
Interest income	1	-	1	1
Interest expense	(16)	(10)	(53)	(27)
Loss on early extinguishment of debt	(49)	-	(49)	-
Other income, net	4	7	9	14
Loss before income taxes and share of losses from equity method investments	(253)	(305)	(652)	(759)
Benefit from income taxes	60	45	186	145
Share of losses from equity method investments	(6)	(1)	(8)	(5)
Net loss	$(199)	$(261)	$(474)	$(619)

CONSOLIDATED CONDENSED BALANCE SHEETS DATA

(in millions; 2021 amounts are preliminary and unaudited)

	As of December 31,
	2021	2020
Cash and cash equivalents	$516	$584
Working capital, excluding current portion of long-term debt	334	306
Total assets	3,770	2,758
Total debt, net of unamortized debt discount and unamortized debt issuance costs	1,023	624
Total liabilities	2,275	1,774
Preferred shares	160	-
Total shareholders’ equity	1,335	984

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS DATA

(in millions; 2021 amounts are preliminary and unaudited)

	Year Ended December 31,
	2021	2020
Net cash used in operating activities	$(512)	$(250)
Net cash used in investing activities	(27)	(47)
Net cash from (used in) financing activities	478	384
Effect of exchange rates changes on cash, cash equivalents and restricted cash	(7)	7
Net (decrease) increase in cash, cash equivalents and restricted cash	(68)	94
Cash, cash equivalents and restricted cash, beginning of year	593	499
Cash, cash equivalents and restricted cash, end of year	$525	$593

6

Non-GAAP Financial Measures

We report our financial results in accordance with GAAP. Our non-GAAP financial measures are provided in addition to, and should not be considered as an alternative to, other performance or liquidity measure derived in accordance with GAAP. Non-GAAP financial measures have limitations as analytical tools, and you should not consider them either in isolation or as a substitute for analyzing our results as reported under GAAP. In addition, because not all companies use identical calculations, the presentations of our non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company.

Management believes that these non-GAAP financial measures provide users of our financial information with useful supplemental information that enables a better comparison of our performance or liquidity across periods. In addition, we use certain of these non-GAAP financial measures as performance measures as they are important metrics used by management to evaluate and understand the underlying operations and business trends, forecast future results and determine future capital investment locations. These non-GAAP financial measures supplement comparable GAAP measures in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, and/or to compare our performance against that of other peer companies using similar measures.

We define Adjusted EBITDA as net loss before interest income, interest expense, benefit from (provision for) income taxes and depreciation and amortization excluding costs that management believes are non-core to the underlying business of the Company, consisting of restructuring costs, integration costs, costs related to mergers and acquisitions, separation costs, non-cash equity-based compensation, certain corporate costs, foreign currency gains (losses), non-service components of net periodic pension benefit (costs) and gains (losses) on disposal of businesses.

Adjusted EBITDA is a supplemental non-GAAP financial measure of operating performance that does not represent and should not be considered as an alternative to net (loss) income or total operating expenses, as determined under GAAP. In addition, this measure may not be comparable to similarly titled measures used by other companies. This non-GAAP measure has limitations as an analytical tool, and this measure should not be considered in isolation or as a substitute for analysis of the Company’s results or expenses as reported under GAAP. Some of these limitations are that this measure does not reflect:

•	changes in, or cash requirements for, our working capital needs or contractual commitments;

•	our interest expense, or the cash requirements to service interest or principal payments on our indebtedness;

•	our tax expense, or the cash requirements to pay our taxes; recurring, non-cash expenses of depreciation and amortization of property and equipment and definite-lived intangible assets and, although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future;

•	the non-cash expense of stock-based compensation, which has been, and will continue to be for the foreseeable future, an important part of how we attract and retain our employees and a significant recurring expense in our business;

•	restructuring, mergers and acquisition and integration costs, all of which are intrinsic of our acquisitive business model; and

•	impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations.

Adjusted EBITDA should not be considered as a measure of liquidity or as a measure determining discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations. We believe that the adjustments applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash and other items that management believes are non-core to the underlying business of the Company.

7

We use this measure as a performance measure as it is an important metric used by management to evaluate and understand the underlying operations and business trends, forecast future results and determine future capital investment allocations. This non-GAAP measure supplements comparable GAAP measures in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, and to compare our performance against that of other peer companies using similar measures. We also believe that Adjusted EBITDA is helpful supplemental measures to assist potential investors and analysts in evaluating our operating results across reporting periods on a consistent basis.

Pro Forma Financial Information

This press release includes certain pro forma financial information. The pro forma adjustments assume that the Company acquired Egencia as of January 1, 2021. The pro forma financial information is unaudited and is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is it indicative of future operating results. The pro forma financial information presented is calculated in a manner similar to the pro forma financial statements prepared in accordance with Regulation S-X under the Securities Act of 1933.

Tabular Reconciliations for Non-GAAP Measures

Reconciliation of net loss to Adjusted EBITDA:

	Three Months Ended December 31,		Year ended December 31,
($ in millions)	2021	2020	2021	2020
Net loss	$(199)	$(261)	$(474)	$(619)
Interest income	(1)	-	(1)	(1)
Interest expense	16	10	53	27
Loss on early extinguishment of debt	49	-	49	-
Benefit from income taxes	(60)	(45)	(186)	(145)
Depreciation & Amortization	50	39	154	148
Restructuring charges(a)	19	116	14	206
Integration costs(b)	13	1	22	14
Mergers and acquisition(c)	1	5	14	10
Equity-based compensation(d)	2	-	3	3
Other adjustments, net(e)	9	(3)	12	(6)
Adjusted EBITDA	$(101)	$(138)	$(340)	$(363)

8

Reconciliation of pro forma TTV, pro forma revenue, pro forma net income and pro forma Adjusted EBITDA:

	Year ended December 31, 2021	Ten Months Ended October 31, 2021	Year ended December 31, 2021
	Amex GBT (Includes two months of Egencia)	Egencia (Ten months)	Pro Forma (Includes twelve months of Egencia)
Total Transaction Value (TTV)	$6,799	$1,170	$7,969
Revenue	$763	$126	$889

Net loss	(474)	(226)	(700)
Interest income	(1)	-	(1)
Interest expense	53	-	53
Loss on early extinguishment of debt	49	-	49
Benefit from income taxes	(186)	(7)	(193)
Depreciation & amortization	154	42	196
Restructuring charges(a)	14	9	23
Integration costs(b)	22	-	22
Mergers and acquisition(c)	14	-	14
Equity-based compensation(d)	3	-	3
Other adjustments, net(e)	12	2	14
Adjusted EBITDA	$(340)	$(180)	$(520)

Non-GAAP Footnotes

a)	Represents severance and related expenses due to restructuring activities and impairment of operating lease right-of-use assets for closure of offices. For the year ended December 31, 2020, these charges include mitigating actions taken by us in response to adverse business impact resulting from travel restrictions due to the COVID-19 pandemic.

b)	Represents expenses related to the integration of businesses acquired.

c)	Represents expenses related to business acquisitions, including potential business acquisitions, and includes pre-acquisition due diligence and related activities costs.

d)	Represents non-cash equity-based compensation expense related to the management incentive plan.

e)	Includes: (i) executive long-term incentive plan expense of $11 million and $2 million for the three months ended December 31, 2021 and 2020, respectively, and $15 million and $2 million for the years ended December 31, 2021 and 2020, respectively, (ii) litigation costs of $2 million and $2 million for the three months ended December 31, 2021 and 2020, respectively, and $6 million and $6 million for the years ended December 31, 2021 and 2020, respectively, (iii) unrealized gains (losses) of $2 million and $9 million for the three months ended December 31, 2021 and 2020, respectively and $1 million and $12 million for the years ended December 31, 2021 and 2020, respectively, (iv) non-service component of our net periodic pension benefit (cost) related to our defined benefit pension plans of $3 million and $(2) million for the three months ended December 31, 2021 and 2020, respectively, and $9 million and $2 million for the years ended December 31, 2021 and 2020, respectively and (v) loss on disposal of business of $1 million for the three months and full year ended December 31, 2021.

9

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this communication, including market size and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “predicts,” “projects,” “should,” “could,” “would,” “may,” “will,” “continue,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of APSG and Amex GBT as of the date of this communication, and may include, without limitation, changes in general economic conditions as a result of COVID-19, all of which are accordingly subject to change. Any such estimates, assumptions, expectations, forecasts, views or opinions set forth in this communication should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements contained in this communication are subject to a number of factors, risks and uncertainties, some of which are not currently known to APSG and Amex GBT. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Registration Statement. The Registration Statement identifies and addresses other important risks and uncertainties that could cause actual events and results to differ materially from expected results contained in the forward-looking statements. Most of these factors are outside APSG’s and Amex GBT’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against APSG or Amex GBT following the announcement of the transaction; (2) the inability to complete the proposed business combination between APSG and Amex GBT (the “Business Combination”), including due to the inability to concurrently close the Business Combination and the PIPE or due to failure to obtain approval of the shareholders of APSG; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (6) costs related to the Business Combination; (7) changes in the applicable laws or regulations; (8) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (9) the impact of the global COVID-19 pandemic; and (10) other risks and uncertainties described in the Registration Statement. APSG and Amex GBT caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither APSG nor Amex GBT undertakes or accepts any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The 2021 financial results presented in this communication are preliminary and may change. This preliminary financial information has been prepared by management, and Amex GBT’s independent accountants have not completed their audit or review of such financial information. There can be no assurance that Amex GBT’s actual results for the periods presented herein will not differ from the preliminary financial information presented herein and such changes could be material. This preliminary financial information should not be viewed as a substitute for full financial statements prepared in accordance with GAAP and is not necessarily indicative of the results to be achieved for any future periods.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or purchase, or a solicitation of an offer to sell, buy or subscribe for, any securities in any jurisdiction, or a solicitation of any proxy, vote, consent or approval relating to the Business Combination or otherwise in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions.

10

Additional Information and Where to Find It

In connection with the proposed Business Combination, APSG has filed with the SEC the Registration Statement, containing a preliminary prospectus and a preliminary proxy statement, and, after the Registration Statement is declared effective, APSG will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. APSG’s shareholders and other interested persons are advised to read the Registration Statement, including the preliminary proxy statement/prospectus, and the amendments thereto, and, when available, the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials contain, or will contain, important information about Amex GBT, APSG and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of APSG as of a record date to be established for voting on the proposed Business Combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, when available, at the SEC’s website at www.sec.gov, or by directing a request to Apollo Strategic Growth Capital, 9 West 57th Street, 43rd Floor, New York, NY 10019, Attention: James Crossen, (212) 515-3200.

Participants in the Solicitation

APSG, Amex GBT and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of APSG with respect to the Business Combination. Information regarding APSG’s and Amex GBT’s respective directors and executive officers is contained in the Registration Statement. Free copies of the Registration Statement may be obtained as described in the preceding paragraph.

11